Filed By: Versatel Telecom International N.V. Commission File No.: 000-26767 This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended

TABLE OF CONTENTS

1.     Press Release issued by Versatel Telecom International N.V. on March 21, 2002

2.     Slide Presentation by Versatel Telecom International N.V. dated March 21, 2002

3.     Terms and Conditions of the Exchange Offer and Consent Solicitation, dated as of March 21, 2002.

PRESS RELEASE

Versatel Reaches Agreement with Bondholder Committee

Amsterdam, 21 March 2002 — Versatel Telecom International N.V. today announced that it has reached agreement with an ad hoc bondholder committee (the “Committee”) with respect to the terms and conditions of a revised exchange offer (the “Exchange Offer”) and consent solicitation (the “Consent Solicitation”) in respect of all of the Company’s outstanding high yield and convertible notes (together, the “Notes”). The Committee is part of a wider group of bondholders that collectively own approximately 74 percent of the Company’s outstanding Notes. The members of the Committee have agreed to support the revised Exchange Offer and Consent Solicitation. The Committee collectively holds approximately 33 percent of the Company’s outstanding Notes.

The Company intends to amend its registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) to reflect this agreement and will formally launch the Exchange Offer and Consent Solicitation as soon as practical thereafter. Among other things, the Exchange Offer and Consent Solicitation will be conditioned upon the receipt of tenders of at least 99 percent in aggregate initial principal amount of all Notes currently outstanding.

The principal purpose of the Exchange Offer is to eliminate substantially all of the Company’s outstanding indebtedness and interest expense. The principal purpose of the Consent Solicitation is to eliminate or modify substantially all of the restrictive covenants and other provisions of the Notes in order to enhance the Company’s future financial and operating flexibility.

Pursuant to the terms of the Exchange Offer, bondholders are being offered an amount in cash and shares (in a ratio as set forth below) in return for tendering their Notes and providing their consents. Assuming 99 percent of the bondholders tender their bonds in the Exchange Offer, this would result in a cash payment of approximately €308 million. In addition to the amounts below, the Company intends to pay all accrued interest through 31 March 2002. Interest paid thereafter on any series of Notes will be reduced from the cash offered to such respective series of Notes.

In addition, the Company will offer (1) high yield bondholders who tender their Notes during the first seven days of the Exchange Offer and do not withdraw such Notes prior to the expiration of the Exchange Offer and (2) convertible bondholders who tender their Notes during the Exchange Offer and do not withdraw such Notes prior to the expiration of the Exchange Offer, the right to receive an additional cash payment of $25.0 or €25.0 in respect of each $1,000 or €1,000, as the case may be, principal amount of Notes for which they tender and deliver consents and waivers. Should 99 percent of the bondholders meet these requirements, this would result in a total payment of approximately €42 million.

	Consideration Per $1,000 or €1,000
	Initial Principal Amount Tendered

		Consent	Number
	Cash	Payment	of Shares
High Yield Notes

$225,000,000 13 1/4% Senior US Dollar Notes due 2008	$220.00	$25.00	233.77
$150,000,000 13 1/4% Senior US Dollar Notes due 2008	$220.00	$25.00	233.77
$180,000,000 11 7/8% Senior US Dollar Notes due 2009	$202.50	$25.00	233.77
€120,000,000 11 7/8% Senior Euro Notes due 2009	€202.50	€25.00	203.45
€300,000,000 11 1/4% Senior Euro Notes due 2010	€197.50	€25.00	203.45
Convertible Notes

€300,000,000 4% Senior Convertible Notes due 2004	€147.50	€25.00	234.37
€360,000,000 4% Senior Convertible Notes due 2005	€147.50	€25.00	234.37

The aggregate amount of shares offered represents approximately 80 percent of the shares of the Company that would be outstanding immediately following the completion of the Exchange Offer, assuming 99 percent of the Company’s currently outstanding Notes are exchanged and not including any impact of the warrants that would be issued to existing shareholders.

Concurrent with the completion of the Exchange Offer, current shareholders will be issued warrants entitling them to 1 share for every 4.80 shares held with a strike price of €1.50, exercisable at any time within 2 years. These warrants represent 4 percent of the shares that would be outstanding immediately following completion of the Exchange Offer.

Versatel will also be soliciting irrevocable support for a plan of composition that may be filed pursuant to a suspension of payments (surséance van betaling) with a Dutch court and possibly for a plan of reorganization that may be filed pursuant to Chapter 11 with a U.S. court. If holders of at least 75 percent of the Notes vote in favor of the restructuring but less than 99 percent of the Notes outstanding are tendered in the Exchange Offer, the Company currently intends to commence a court procedure in The Netherlands and, potentially, in the U.S. to complete a total restructuring of its Notes. This has the support of the Committee.

Both Dutch and U.S. legislation includes statutes designed to assist companies to successfully restructure their debts without jeopardizing their operations by reaching a fair agreement with a substantial majority of their creditors. Any court procedure entered into by the Company would only involve Versatel Telecom International N.V., which is a holding company. A court procedure would therefore not involve any of the operating subsidiaries that hold substantially all the fixed assets and contracts relating to employees, suppliers and customers. As a result, any potential court procedure would, in principle, not impact any service or obligation to customers, suppliers, employees or other existing creditors except for holders of the Notes, since they are not at the level of the holding company.

Versatel believes the terms of the Exchange Offer and Consent Solicitation are in the best interests of the Company and the holders of all its securities, including shareholders. The completion of this transaction is subject to approval and a share capital increase by the Company’s shareholders.

As a result of this transaction, the Company is eliminating virtually all debt and interest expense, which will put it in a stronger financial position. If completed, the Exchange Offer would reduce interest related cash expenditures by approximately €150 million annually, thereby improving Versatel’s balance sheet and funding gap. The extraordinary gain from the early retirement of its Notes would also create a substantially positive net equity position for the Company.

Upon completion of the Exchange Offer, the Company believes that its remaining cash balance, together with anticipated cash flow from operations, will provide it with sufficient capital to fund its operations to at least the beginning of the second quarter 2003. In addition, the Company believes that the substantial reduction in future interest payments and principal repayments on the Notes will reduce its additional funding requirements to less than €50 million. The company also believes that its remaining funding requirement could potentially be further reduced through a combination of creating future operating efficiencies and future capital raising activities in the equity or debt markets, including warrant and option exercises. However, if the Exchange Offer is unsuccessful and current conditions in the capital markets prevail, under our current capital structure we believe that we may not be able to raise additional capital to fund our operations beyond the beginning of 2004.

Additionally, Gary Mesch the current Supervisory Board Chairman, founder and former CEO, has announced that upon successful completion of the restructuring he will resign from the Supervisory Board. Mr. Mesch expressed that he remains very supportive of the company and its employees and plans to continue to be an involved shareholder.

Dealer Managers

The Dealer Managers for the Exchange Offer and Consent Solicitation and advisors to the Company on this restructuring are Lehman Brothers and Morgan Stanley.

Further Information

This press release does not constitute an offer of securities for sale or an offer to purchase securities. No securities referred to herein may be sold in the United States absent registration under the U.S. Securities Act of 1933, as amended, or an exemption from such registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the company and management, as well as financial statements. Any such offering would be made pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended.

Investors are urged to read the prospectus contained in the registration statement on Form F-4 as amended from time to time and the documents incorporated by reference therein, filed with the SEC in connection with the Exchange Offer and Consent Solicitation, because such documents contain important information. Investors may obtain a free copy of the prospectus and other documents filed by the Company at the SEC’s website: http://www.sec.gov. Investors may also obtain a free copy of the prospectus by contacting Investor Relations, Versatel Telecom International N.V., Hullenbergweg 101, 1101 CL Amsterdam-Zuidoost, The Netherlands, telephone: (31 20) 750 1231, facsimile: (31 20) 750 1019.

The statements contained in this press release that are not historical facts are “forward looking statements,” including statements concerning Versatel’s anticipated restructuring and elimination of its debt, ability to successfully continue as a going concern, its operating results, sufficiency of Versatel’s cash on hand and other statements made in this release. Actual events or results may differ materially as a result of risks facing Versatel or actual results differing from the assumptions underlying such statements. All forward looking statements are expressly qualified in the entirety by the “Risk Factors” and other cautionary statements included in our Form 20-F for the year ended December 31, 2000 and the Form F-4 filed with the SEC in connection with the Exchange Offer and Consent Solicitation on October 12, 2001 and any amendments thereto.

END

Versatel Telecom International N.V. (Nasdaq & AEX: VRSA), based in Amsterdam, is a competitive communications network operator and a leading alternative to the former monopoly telecommunications carriers in our target market of the Benelux and northwest Germany. Founded in October 1995, the Company holds full telecommunications licenses in The Netherlands, Belgium and Germany and has over 75,000 business customers and 1,382 employees. Versatel operates a facilities-based local access broadband network that uses the latest network technologies to provide business customers with high bandwidth voice, data and Internet services. Versatel is a publicly traded company on Euronext in Amsterdam and Nasdaq National Market under the symbol “VRSA”. News and information are available at http://www.versatel.com.

Note to Editors: The Versatel logo is a registered trademark of Versatel Telecom International NV in The Netherlands, Belgium, Luxembourg, Germany and several other European countries.

Contacts:
Versatel

AJ Sauer	Anoeska van Leeuwen
Investor Relations & Corporate Finance Manager	Director Corporate Communications
Tel: +31-20-750-1231	Tel: +31-20-750-1322
E-mail: aj.sauer@versatel.nl	E-mail: anoeska.vanleeuwen@versatel.nl

Lehman Brothers

Scott Macklin	Stephen Sleigh
Vice President – Liability Management	Executive Director – Leveraged Finance
Tel: 1-212-528-7581	Tel: +44-207-260-2122
E-mail: smacklin@lehman.com	E-mail: ssleigh@lehman.com

Morgan Stanley

Mitch Petrick	Ted Doster
Managing Director – Global High Yield Group	Executive Director – Global High Yield Group
Tel: +1-212-761-1558	Tel: +1-212-761-1622
E-mail: michael.petrick@morganstanley.com	E-mail: ted.doster@morganstanley.com

Lazard – Advisor to the Committee

Jim Millstein	Richard Stables
Managing Director	Director
Tel: +1-212-632-6000	Tel: +44-207-588-2721
E-mail: jim.millstein@lazard.com	E-mail: richard.stables@lazard.com

Raj Raithatha

versatel

Chief Executive Officer

21 March 2002

Exchange Offer

Quick review

- Last October we announced our offer to the bondholders for the restructuring of our debt
- In response to this announcement bondholders representing approximately 74% of the outstanding debt formed a group
- Versatel has been in discussions with a committee from this group since the end of 2001
- Today we would like to explain the agreement we have reached with the committee and outline the process to finalize our restructuring versatel

Exchange Offer

Bondholder Committee agreement

- Agreement reached with bondholder committee collectively holding approximately 33% of our outstanding debt
  - Extensive discussions over 4-5 months
  - Unusually high percentage of debt represented by the bondholder committee
- Bondholder committee members committed to success of offer

→ *A significant achievement*

versatel

Exchange Offer

Terms of the offer

- Versatel offers to buy back at least 99% of its debt in exchange for cash and equity, consisting of:
- €350 million in cash*:
  - Includes incentive for certain tenders and consents
  - Substantial amount of cash preserved
  - Funding gap reduced to approximately €50 million
- 80% ownership of Versatel's equity*
  - Enhances equity value
  - Achieves a lower level of dilution than a discounted share issue / rights offering
  - Existing shareholders may participate in upside and reduce dilution through 4% warrant

Terms in the best interests of all stakeholders

** Assuming 99% of bonds tendered*

versatel

Exchange Offer

Rationale

4 main benefits of the Exchange Offer:

1. Reduces our debt by at least 99% from approximately €1.7 billion to €17 million
2. Lowers our annual cash interest charge of €150 million to €1.5 million per annum (assuming 99% of bonds tendered)
3. The Company will return to substantial positive equity position
4. Creates stronger investment for shareholders

Versatel becomes a virtually debt-free company with a remarkably strong operational and financial position versatel

Details of the Exchange Offer

Recap: High Yield and Convertible Bonds

- Versatel has 7 series of bonds outstanding (value €1.7 billion):
  - 5 high yield bond series totaling €1 bn
  - 2 convertibles totaling €0.7 bn
- Cash interest payments currently total over €150 million per year

Bonds vs. Cash (1)

EUR mln
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
660
1000
722
Convertible bonds
High yield bonds
Bonds
Cash

Note:
(1) As at December 31, 2001

versatel

Details of the Exchange Offer

Recap: consequences - shareholder

- Interests of shareholders carefully considered (At closing of the offer they own a smaller piece of a substantially larger pie)
- Prior to transaction, Versatel had substantial debt
- Post transaction debt forms a far smaller proportion of the balance sheet

Illustrative balance sheet proportions(1)

Debt (2)
100%
80%
60%
40%
20%
0%
Debt
Shareholders Equity
Former bondholders
4% warrant
Existing shareholders
Share-holders equity
Pre-transaction
Post-transaction

Note:
(1) 100% = Total debt + shareholders' equity
(2) Assumes 99% of bonds tendered

versatel

Exchange Offer

Terms of the offer – future funding

Pre-transaction
21+ months
Funding gap challenging to bridge owing to € 1.7 bln debt burden
Funding horizon
Substantial funding gap to fund operations and refinance debt
Cash component* reduces funding horizon to approximately 12+ months
Company virtually debt free → opening numerous funding possibilities to bridge reduced funding gap
Post-transaction
12+ months
€50 million funding gap - operational only

*€352 million assuming 99% of bonds tendered

versatel

Mark Lazar

versatel

Chief Financial Officer

21 March 2002

Sequence of events

Exchange Offer period
>= 99%
Exchange Offer closed
Level of acceptance
Formal launch of Exchange Offer with committee backing
Close of Offer period
75% – <99%
Possible financial restructuring through court protection procedure
Minimum 20 business days
< 75%
Exchange Offer withdrawn
Week
1
2
3
4

Process to take 2-6 months depending on scenario

Completion of Financial Restructuring

Scenario: >= 99% acceptance

- We believe we have designed a very attractive offer for all bondholders
- Incentive for certain tenders and consents
- Significant existing support

→ *Debt will be retired* & *offer closes*

versatel

Completion of Financial Restructuring

Scenario: 75% – <99% acceptance

- If at least 75% of the bondholders vote in favor of the restructuring but less than 99% of outstanding debt is tendered, we currently intend to ask the court to apply the restructuring to all bondholders
  - by means of protection from creditors ("surseance") through Dutch courts and possibly also U.S. Court protection ("Chapter 11")
- Court protection is a means provided by Dutch legislation to help viable companies successfully restructure their debt
- Would be used to help us achieve the aims of the supported, pre-negotiated and launched offer versatel

Completion of Financial Restructuring

Court protection - *What would happen?*

- Court protection will be ***exclusively*** for the holding company and will therefore ***not*** affect daily business or any obligations of the subsidiary operations

Holding company
(Versatel Telecom International N.V)
Shareholders
Bondholders
Cash

Unaffected

Subsidiary operations
(e.g. Versatel Nederland, Versatel Deutschland, Versatel Belgium, KomTel, ZON Nederland)
Assets
Customers
Operations
Employees
Suppliers

versatel

Exchange Offer

Scenario: < 75% acceptance

- Exchange Offer withdrawn
- Company remains funded through beginning of 2004 and will continue to execute its business plan versatel

Rationale

- Exchange Offer aimed at a complete balance sheet clean-up
  - Accelerates path to profitability
  - Enhances operational and financial flexibility
  - Creates stronger investment opportunity for shareholders
  - The Company will return to positive equity position
  - Enhances market position of Versatel to customers
- Versatel has bondholder committee support to achieve these aims
- Court protection would *only* be initiated:
  - With at least 75% of outstanding debt tendered
  - As a means to help us achieve aims of the Exchange Offer versatel

FY 2001 Highlights

- Gross billings increased 51% over FY2000 to EUR 274 mm
  - 4Q01 run rate gross billings of EUR 294 mm
    - –FY2000 gross billings of EUR 181 mm
- On-net revenues increased to EUR 158 mm for FY2001 compared to EUR 88 mm for FY2000
- Gross margin was 37% for FY2001 compared to margin of 26% for FY2000
- Adjusted EBITDA loss improved to EUR 64 mm for FY2001 compared to EUR 158 mm for FY2000 versatel

Financial Results 2001

(EUR in millions)	2000	2001	Growth
Gross Billings	181	274	51%
Revenue	181	256	41%
Gross Margin	48	101	110%
Gross Margin(1) %	26%	37%	N/A
SG&A (ex. Options)	206	166	(19)%
Adjusted EBITDA(2)	(158)	(64)	N/A
Capex	467	275	N/A

(1) Gross margin as a percentage of gross billings
(2) Adjusted EBITDA consists of earnings (loss) before interest expense, income taxes, depreciation, amortization, restructuring expenses, tax penalties, stock based compensation and foreign exchange gain (loss).

versatel

Quarterly Financial Results 2001

(EUR in millions)	3Q	4Q	Growth
Gross Billings	71	73	4%
Revenue	65	66	1%
Gross Margin	27	29	8%
Gross Margin(1) %	38%	40%	N/A
SG&A (ex. Options)	39	39	(2)%
Adjusted EBITDA(2)	(12)	(9)	N/A
Capex	(71)	(64)	N/A

(1) Gross margin as a percentage of gross billings
(2) Adjusted EBITDA consists of earnings (loss) before interest expense, income taxes, depreciation, amortization, stock based compensation, tax penalties, restructuring expenses, and foreign exchange gain (loss).

versatel

Financial Outlook 2002

- Reiterate financial guidance issued in December 2001:

(EUR in millions)	2001A	2002E	Comment
Gross billing	274	300 – 315	Increased focus on retail
Revenues	256	275 – 290	
Gross Margin	101	123 - 135	Focus on core retail local access products and services
Gross Margin % (% of gross billings)	37%	41 – 43%	
Gross Margin % (% of revenues)	40%	45 – 47%	Cost rationalization program
SG&A (ex. options)	166	< 2001	
Adjusted EBITDA (1)	(64)	0 – 5	EBITDA positive 2H02
Capex	275	75 - 100	Customer driven

(1) Adjusted EBITDA consists of earnings (loss) before interest expense, income taxes, depreciation, amortization, stock based compensation, tax penalties, restructuring expenses, and foreign exchange gain (loss).

versatel

TERMS AND CONDITIONS OF
THE EXCHANGE OFFER, CONSENT SOLICITATION AND RESTRUCTURING

Versatel	Versatel Telecom International N.V.

Bonds	The High Yield Bonds and Convertible Bonds issued by Versatel.

The High Yield Bonds:

$225,000,000 13 1/4% senior bonds due 2008
$150,000,000 13 1/4% senior bonds due 2008
$180,000,000 11 7/8% senior bonds due 2009
€120,000,000 11 1/4% senior bonds due 2009
€300,000,000 11 1/4% senior bonds due 2010

The Convertible Bonds:

€300,000,000 4% senior convertible bonds due 2004
€360,000,000 4% senior convertible bonds due 2005

Consideration	Working on the basis of 100% of the outstanding Bonds being tendered in the Exchange Offer, the aggregate consideration (the “Consideration”) offered by Versatel to all Bondholders who tender their Bonds for exchange and do not withdraw them prior to the Expiration Date is:

•	Accrued interest to March 31, 2002 of US$22.51 million in respect of the US$ denominated Bonds and €6.33 million in respect of the Euro denominated Bonds (“Interest”);

•	Cash component of $116.14 million in respect of the US$ denominated Bonds and €179.48 million in respect of the Euro denominated Bonds (“Cash”); and

•	80% of Versatel’s post-Restructuring issued and outstanding common stock (“Shares”), subject, in accordance with Dutch law, to the prior approval of Versatel’s shareholders at a shareholders’ meeting.1

The Shares (or ADSs in respect thereof) shall be freely tradeable and listed on either Euronext Amsterdam or NASDAQ.

Except for the Early Tender Payment, which represents a maximum disbursement of US$13.55 million in respect of the US$ denominated Bonds and €26.83 million in respect of the Euro denominated Bonds, no further consideration shall be paid.

All payments shown herein as being in US$ and Euros, are to be paid by Versatel in US$ and Euros respectively.

1	Any incentive structure negotiated with management to be a dilution of Bondholders’ and common equity holders’ pro forma 80:20 ownership of shares post-Restructuring

The amount of any interest payments in respect of interest that has accrued since 31 March 2002 and which is made in relation to any Bonds after 31 March 2002 and prior to the completion of a Restructuring, shall be deducted from the amount of Cash received in respect of such Bonds under (and assuming the completion of) the Restructuring.

For the avoidance of doubt, the term “Consideration” as it relates to a Dutch Plan or a U.S. Plan shall constitute 100% of the consideration stated in the three bullet points set forth above (subject to any adjustments expressly permitted by this Term Sheet)

Allocation	The Cash and Shares shall be allocated in the following manner (the “Allocation”). For every $1,000 or €1,000, as the case may be, in principal amount of High Yield Bonds and initial principal amount of Convertible Bonds tendered:

Security					Exchange Offer

	Initial
Initial	Principal
Principal	Amount
Amount	Outstanding	Currency	Coupon	Maturity	Cash	Shares

High Yield Bonds

$225 million	$215 million	US Dollars	13 1/4%	2008	$220.00	233.77
$150 million	$150 million	US Dollars	13 1/4%	2008	$220.00	233.77
$180 million	$177 million	US Dollars	11 7/8%	2009	$202.50	233.77
€120 million	€113 million	Euro	11 1/4%	2009	€202.50	203.45
€300 million	€300 million	Euro	11 1/4%	2010	€197.50	203.45

Convertible Bonds

€300 million	€300 million	Euro	4%	2004	€147.50	234.37
€360 million	€360 million	Euro	4%	2005	€147.50	234.37

No fractional Shares will be issued and in the event that the aggregate number of Shares to be issued to an exchanging Bondholder includes a fractional amount this will be rounded down to the nearest whole Share. Bonds may only be tendered in integral multiples of $1,000 or €1,000, as the case may be.

Exchange Offer	The Exchange Offer shall expire at 5:00 p.m., New York time (11:00 p.m., Amsterdam time) on the 20th Business Day following commencement of the Exchange Offer, unless extended by Versatel (the “Expiration Date”)

In order to be exchanged, Bonds must be properly tendered and not withdrawn prior to the Expiration Date. Subject to satisfaction of the conditions to the Exchange Offer, all Bonds that are validly tendered and not withdrawn prior to the Expiration date will be accepted for exchange. Any Bonds not exchanged will remain outstanding.

Tender Process	Bondholders who validly tender their Bonds in the Exchange Offer and do not withdraw those Bonds before the Expiration Date will also be:

(a)	providing their consent to the Amendments (the “Consent”);

(b)	providing their consent to a waiver of any and all defaults relating only to the Exchange Offer, any Dutch Case or any U.S. Case commenced to otherwise effect the Restructuring (the “Waiver”);

(c)	providing their consent to a waiver of all claims against Versatel, its directors and officers and its supervisory board (the “Supervisory Board”) for violation of securities laws, conditional on successful completion of the Restructuring;

(d)	agreeing that their Bonds will be blocked until such time as the Exchange Offer or the Dutch Plan (and U.S. Plan if applicable) is declared to be successful or upon the earlier to occur of the date that (i) the Dutch Plan is rejected by the Dutch Court (and the decision of the Dutch Court is no longer capable of further appeal), (ii) Versatel shall have disclaimed in writing its intention to pursue the Restructuring, (iii) at the conclusion of the Existing Shareholders’ Meeting, condition (ii) in the section of this Term Sheet entitled “Conditions to Exchange Offer” is not satisfied, or (iv) a member of the ad hoc committee of Bondholders which has agreed to a lock-up agreement in respect of the Restructuring (an “Initial Lock-Up Bondholder”) validly terminates the Lock-Up Agreement; and

(e)	indicating irrevocable support for, and their irrevocable agreement to vote in favour of, any Dutch Plan (and U.S. Plan if applicable) which provides for the same Consideration and Allocation as the Exchange Offer, unless when tendering their Bonds in the Exchange Offer they have indicated (in the manner provided for) that they have not yet decided to do so.

The Amendments will be effective only on the Minimum Exchange Threshold being achieved in, and there being a successful completion of, the Exchange Offer. The Waiver will be effective in accordance with the Indentures, Agency Agreement and Terms and Conditions governing the Bonds.

Early Tender Payment	Assuming at least fourteen (14) days prior public disclosure of the terms of the Exchange Offer, all holders of High Yield Bonds who validly tender their High Yield Bonds during the first seven (7) days of the Exchange Offer and all holders of Convertible Bonds who validly tender their Convertible Bonds prior to the termination or expiration of the Exchange Offer, will earn the right to receive $25.0 or €25.0 per $1,000 or €1,000, as the case may be, in principal amount of High Yield Bonds and initial principal amount of Convertible Bonds (the “Early Tender Payment”). Notwithstanding the foregoing, no Early Tender Payment shall be made in respect of either High Yield Bonds or Convertible Bonds tendered during the periods referred to above, if such Bonds are withdrawn prior to the Expiration Date.

A holder of High Yield Bonds will not receive the Early Tender Payment if such holder does not tender during the first seven (7) days of the Exchange Offer.

A holder of Convertible Bonds will not receive the Early Tender Payment if such holder does not tender prior to the expiration or termination of the Exchange Offer, including if such holder has not tendered at such time as Versatel commences suspension of payments proceedings under Dutch law.

Payment Date	The Payment Date will be as promptly as practicable, and in any event no longer than 10 Business Days, after the Expiration Date.

On the Payment Date, all holders of High Yield Bonds who tender their High Yield Bonds during the first seven (7) days of the Exchange Offer and all holders of Convertible Bonds who tender their Convertible Bonds prior to expiration or termination of the Exchange Offer and, in each case, have not withdrawn their Bonds prior to the Expiration Date will receive the Early Tender Payment (for the avoidance of doubt, this shall not be conditional on either the Minimum Voting Threshold or the Minimum Exchange Threshold being achieved)

The Payment Date shall also be the date on which, in the event that the Minimum Exchange Threshold is achieved and there has been successful completion of the Exchange Offer, Bondholders who have tendered and have not withdrawn their Bonds prior to the Expiration Date, will receive the Consideration.

Conditions to Exchange Offer	Completion of the Exchange Offer shall be conditional on:

(i)	The receipt of tenders of at least 99% in aggregate initial principal amount of all Bonds currently outstanding, which percentage cannot be reduced by Versatel (the “Minimum Exchange Threshold”);

(ii)	Versatel having received approval from its existing shareholders at a shareholders meeting (the “Existing Shareholders’ Meeting”), for (a) the issuance of that number of Shares that will be sufficient to provide the Bondholders with 80% of Versatel’s post-Restructuring equity, (b) the necessary amendment of Versatel’s Articles of Association to increase Versatel’s authorised ordinary share capital by at least an equal number as that at (a) above, including such amount of preference B shares that equals the new amount of authorized ordinary shares, and (c) the authority to issue preference B shares or to grant the right to subscribe for such preference B shares, in each case post-Restructuring. (The Existing Shareholders’ Meeting shall be convened in good time to ensure that there will be sufficient authorized share capital in Versatel to effect the Restructuring on the terms herein);

(iii)	Versatel having requisitioned a meeting of its shareholders to take place post-Restructuring (the “New Shareholders’ Meeting”), at which will be considered at least the composition of the Supervisory Board;

(iv)	Certain other customary conditions to exchange offers (as set out on page 28 of the F-4 Registration Statement which Versatel filed with the SEC on 12 October 2001); and

(v)	Satisfaction of any applicable Dutch or U.S.securities laws or regulations.

Treatment of Existing
Shareholders	Subject to the prior approval of Versatel’s shareholders at a shareholders’ meeting in accordance with Dutch law, existing shareholders will (a) retain their existing shares in Versatel and (b) receive, on completion of the Restructuring, 1 warrant for every 4.80 shares held. No fractional warrants will be issued, and in the event that an existing shareholder is left with a number of shares which is less than 4.80 when warrants are allocated to such shareholder (the “balance”), the existing shareholder will not be entitled to receive a warrant in respect of such balance. Each warrant will entitle the holder thereof to receive one share. The strike price for the warrants shall be a share price of €1.50. The warrants shall be exercisable at any time during a period of two (2) years from the latest to occur of completion of (x) the Exchange Offer, (y) a Dutch Plan or (z) a U.S. Plan, if applicable.

Consent Solicitation	The consent of High Yield Bondholders and Convertible Bondholders will be sought to the Amendments, being (a) to amend the indentures that govern the High Yield Bonds and (b) to amend the terms and conditions of the Convertible Bonds, respectively.

Amendments	High Yield Bonds. Amendments to the Indentures governing the High Yield Bonds will include the elimination of the following covenants:

Bonds will include the elimination of the following covenants:

•	the limitation on indebtedness covenant;

•	the limitation on restricted payments covenant;

•	the limitation on dividend and other payment restrictions affecting restricted subsidiaries covenant;

•	the limitation on the issuance and sale of capital stock of restricted subsidiaries covenant;

•	the limitation on the issuance of guarantees of indebtedness by restricted subsidiaries covenant;

•	the limitation on transactions with shareholders and affiliates covenant;

•	the covenant restricting Versatel’s business and transfers of its existing business;

•	the limitation on liens covenant;

•	the limitation on asset sales covenant;

•	the requirement to make an offer to purchase upon a change of control covenant; and

•	the events of default relating to each of the asset sale covenant, the consolidation, merger and sale of assets covenant, the offer to purchase upon change of control covenant, the cross-default event of default and the voluntary bankruptcy and other similar acts event of default.

In addition, the amendments will modify other provisions contained in the indentures, including the following covenants:

•	the limitation on consolidation, merger and sale of assets covenant; and

•	the successor corporation substituted covenant.

Convertible Bonds. Amendments to the terms and conditions of the Convertible Bonds will eliminate the following provisions:

•	the right of a holder to require Versatel to redeem all (but not less than all) of such holder’s Convertible Bonds upon a change of control; and

•	the cross-acceleration and cross-default provisions of the events of default.

Court Proceedings	If the Minimum Exchange Threshold has not been obtained, and Versatel determines that a suitable level of Bondholders tendering their Bonds in the Exchange Offer also have indicated their irrevocable support for, and irrevocable agreement to vote in favour of, a plan of composition under Dutch law (“Support”), in order to effectuate the restructuring of its balance sheet, Versatel will commence suspension of payments proceedings in the Dutch courts together with a composition plan with its creditors. It is Versatel’s intention to commence such proceedings if Support is obtained from holders of 75% of the outstanding aggregate principal amount of the Bonds. In the event that Versatel commences such proceedings in the Dutch courts and files a composition plan, Versatel may also commence a chapter 11 reorganization proceeding in the U.S. Courts.

Votes for a Dutch Plan (and U.S. Plan if applicable) will have been solicited simultaneously with and as part of the solicitation of tenders of Bonds and solicitation of consents to the Amendments and the Waiver. Further votes will be solicited from those Bondholders who (a) did not tender their Bonds in the Exchange Offer, and (b) when tendering their Bonds in the Exchange Offer, did not indicate irrevocable support for, and their irrevocable vote in favour of, any Dutch Plan (and U.S. Plan if applicable)

Corporate Governance	The Company shall propose at the New Shareholders’ Meeting that the composition of the Supervisory Board post-Restructuring consists of 4 members nominated by the Initial Lock-Up Bondholders and 3 members nominated by Versatel. Versatel and the Supervisory Board shall use their reasonable best efforts to effectuate the composition of the Supervisory Board in this regard.